SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 07, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	July 07, 2006

TAM reaches 47.6% domestic and 37.9% international market
share

The international market share growth was 20.2 p.p. year on year

São Paulo, July 07, 2006 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), Brazil’s largest airline company, announces the operating data of June-2006, disclosed from National Civil Aviation Agency (ANAC) today, in which TAM registered a 45.6% growth in domestic RPK (demand) compared to the same period last year, and a 21.0% increase in domestic ASK (supply). In June, market demand increased by 23.7%, and market supply increased by 10.2% . In the international market, TAM registered a 51.9% growth in RPK and 40.4% in ASK, compared to June-2005.

TAM´s domestic load factor was 78.4%, representing 13.2 p.p. percentage points growth compared to June-2005 and higher than the market average that was 75.5% . Regarding the international load factor, TAM has reached 75.1% representing a 5.7 p.p. percentage points growth, higher than the market average that was 69.0% .

TAM registered a domestic market share (RPK) of 47.6%, which represents a 7.1 p.p. percentage points growth against the same period of 2005 and 2.0 percentage points against May-2006. As regards the international market, we reached a market share of 37.9%, representing a 20.2 p.p. percentage points growth year on year and a 9.4 percentage points compared to May-2006.

For the third consecutive month, TAM was responsible for the largest air traffic volume in Brazil: in June, adding domestic and international flights, TAM reached 2,109,799 thousand passenger-kilometers transported, equivalent to a 44.7% market share. Considering the first semester 2006, TAM also took the leadership in the total market (domestic and international), with a participation of 37.8% .

Due to competitive dynamics, the scheduled domestic yield reduced in June year on year.

Operating data	Jun-2006	Jun-2005	Var. %

Domestic Market
ASK (millions) – Supply	2,002	1,654	21.0%
RPK (millions) – Demand	1,570	1,079	45.6%
Load Factor	78.4%	65.2%	13.2 p.p.
Market share	47.6%	40.5%	7.1 p.p.

International Market
ASK (millions) - Supply	718	511	40.4%
RPK (millions) - Demand	540	355	51.9%
Load Factor	75.1%	69.5%	5.7 p.p.
Market share	37.9%	17.8%	20.2 p.p.

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Operating data	2Q06	2Q05	Var. %

Domestic Market
ASK (millions) – Supply	5,874	4,841	21.3%
RPK (millions) – Demand	4,407	3,234	36.3%
Load Factor	75.0%	66.8%	8.2 p.p.
Market share	45.9%	41.4%	4.5 p.p.

International Market
ASK (millions) - Supply	1,960	1,475	32.9%
RPK (millions) - Demand	1,484	988	50.2%
Load Factor	75.7%	67.0%	8.7 p.p.
Market share	29.9%	16.3%	13.5 p.p.

Operating data	1S06	1S05	Var. %

Domestic Market
ASK (millions) – Supply	11,920	9,591	24.3%
RPK (millions) – Demand	8,699	6,507	33.7%
Load Factor	73.0%	67.8%	5.1 p.p.
Market share	44.8%	40.8%	4.1 p.p.

International Market
ASK (millions) - Supply	3,752	2,895	29.6%
RPK (millions) - Demand	2,889	2,046	41.2%
Load Factor	77.0%	70.7%	6.3 p.p.
Market share	25.7%	16.1%	9.6 p.p.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br (Investor Relations)

About TAM:
 TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than two years, and had a domestic 47.6% market share and international 37.9% market share at the end of June 2006. TAM operates regular flights to 47 destinations throughout Brazil. It serves 73 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.0 million subscribers and has awarded more than 3.3 million tickets.

Provision on future information:
 This notice may contain estimates for future events. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties that may or may not have been estimated. The Company is not responsible for investment operations or decisions taken based on information contained in this communication. These estimates are subject to changes without prior notice.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 07, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.